July 3, 2008

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

         RE:      IMPLANTABLE VISION, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 2007 FILED NOVEMBER 13, 2007, FILE NO. 0-10315


Dear Mr. Webb:

         This letter is being furnished in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in your letter dated June 19, 2008 (the "Comment Letter") to William Rozakis, our Secretary and Chief Financial Officer.

         The responses set forth below have been organized in the same manner in which the Staff's comments and headings were organized in the Comment Letter.

1.       AUDITOR'S REPORT PAGE 34:
         ------------------------

         WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2. PLEASE AMEND YOUR 2007 FORM 10-KSB TO INCLUDE AN AUDITOR'S REPORT WITH SCOPE AND OPINION PARAGRAPHS THAT SPECIFICALLY INDICATE THAT YOUR AUDITORS AUDITED THE STATEMENTS OF OPERATIONS, CASH FLOWS, AND CHANGES IN STOCKHOLDERS' EQUITY FOR EACH OF THE YEARS ENDED JULY 31, 2007 AND JULY 31, 2006 AND THE CUMULATIVE DATA FOR THE PERIOD FROM SEPTEMBER 1, 2005 (INCEPTION DATE) TO JULY 31, 2007. REFER TO AU
SECTION 508, INCLUDING PARAGRAPH 6 THEREOF.

         As requested, we will amend our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007 (the "Form 10-KSB") to include an auditor's report with scope and opinion paragraphs that specifically indicate that our auditors audited the statements of operations, cash flows, and changes in stockholders' equity for each of the years ended July 31, 2007 and July 31, 2006 and the cumulative data for the period from September 1, 2005 (inception date) to July 31, 2007.

2.       AUDITOR'S REPORT PAGE 34:
         ------------------------

         WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. PLEASE AMEND YOUR 2007 FORM 10-KSB TO INCLUDE AN AUDITOR'S REPORT THAT INDICATES THE CITY AND STATE WHERE ISSUED AS REQUIRED BY ARTICLE 2-02(A) OF REGULATION S-X.

         As requested, we will amend the Form 10-KSB to include an auditor's report that indicates the city and state where issued.

3. NOTES TO FINANCIAL STATEMENTS, PAGE 39: NOTE 2 - CAPITAL STOCK TRANSACTIONS, PAGE 41:
         ---------------------------------------------------------------

         REFER TO OUR PRIOR COMMENT 5. IT APPEARS FROM YOUR RESPONSE TO OUR PRIOR COMMENT THAT THE SERIES A CONVERTIBLE PREFERRED STOCK HAS REDEMPTION PROVISIONS. PLEASE TELL US WHY YOUR PRESENTATION OF THIS SECURITY AS PERMANENT EQUITY IN YOUR BALANCE SHEETS IS APPROPRIATE AND COMPLIANT WITH U.S. GAAP. PLEASE NOTE THE GUIDANCE AT EITF D-98 WHEN PREPARING YOUR RESPONSE.

         The designations of our Series A Convertible Preferred Stock (the "Series A Stock") does not provide a price at which, or a mechanism whereby, the Series A Stock can be redeemed. As a result, we maintain that the Series A Stock cannot be redeemed, and we have accounted for it in a manner consistent with this understanding.

         We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in the Form 10-KSB. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 10-KSB. We understand that we may not assert Staff comments to the 10-KSB as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (212) 243-0721 or Michael T. Campoli of Pryor Cashman LLP, our outside legal counsel, at (212) 326-0468.

Sincerely,

/s/ William Rozakis

William Rozakis
Chief Financial Officer